Exhibit 99.1

BlueCity Announces Promotion of Junchen Sun to Chief Financial Officer

BEIJING, May 19, 2022 (GLOBE NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that that it has promoted Mr. Junchen Sun, acting Chief Financial Officer of the Company, to Chief Financial Officer, effective May 19, 2022.

Mr. Sun joined BlueCity in February 2017 and served as the acting Chief Financial Officer of the Company since May 2021. Prior to joining BlueCity, he served as financial controller at MicroMedia Holdings Limited from 2015 to 2017 and a senior associate at PricewaterhouseCooper Zhong Tian LLP, Tianjin Branch, from 2011 to 2015. Mr. Sun received his bachelor's degree in accounting from Tianjin University of Finance and Economics in 2011 and master’s in business administration from Peking University in 2018.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “Having been an integral part of our executive team for several years, Mr. Sun has accumulated a wealth of knowledge of our business operations and strategies. As he continues to lead our efforts in financial management, we are confident in our ability to achieve our strategic and financial goals.”

About BlueCity
BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Forward-looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachment is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited
Investor Relations
Phone: +86 10-5876-9662
Email: ir@bluecity.com

The Blueshirt Group
Ms. Ally Wang
Phone: +86 139-0106-6802
Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com

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